Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: February 23, 2016

This message was sent to associates throughout Delhaize America on February 23, 2016.

Dear Team,

It's been nearly eight months since Ahold and Delhaize Group announced the intention to merge to create a stronger, more competitive global company. Since then, as the planning continues to combine two successful organizations, Delhaize America has kept a tight focus on running our business, including excellent work by our teams during the holidays in late 2015 and the recent winter storms.

With the merger on track for completion in mid-2016, I'm pleased to provide an update on this process. But first, I think it's important to revisit why Ahold and Delhaize Group are merging – and the reasons are compelling:

●            Create a powerful new company. Ahold Delhaize will have a portfolio of strong, trusted local banners and brands, with more than 375,000 associates serving 50 million customers every week in the United States, Europe and Asia.

●            Accelerate our strategy. In the U.S., the merger means we will be able to accelerate key aspects of our business, including "Easy, Fresh and Affordable … You Can Count on Food Lion Every Day" and the Hannaford 2020 growth initiative. Delhaize America and Ahold USA will continue to operate separately after the merger, but our combined scale will enable us to drive savings, improve prices and expand our offering. That's what a true selling organization is all about.

●            Build on our shared values. Delhaize Group is guided by a set of core values and promises that define who we are and how we get better every day. With months of integration planning behind us, it's clear that Ahold shares similar values and a proud history. Together, associates across Delhaize America and Ahold USA we will make Ahold Delhaize an even more attractive place to work, with diverse and compelling career development opportunities. We will also strengthen our commitment to local communities' health and wellness.

Keeping you informed

As the creation of Ahold Delhaize moves forward, I want to provide you with a few additional updates on the status of the transition:

●            Delhaize America and Ahold USA have highly complementary geographic footprints, with few overlapping markets, and we each plan to continue to focus on building and supporting our great, local banners and brands. The merger will not affect the majority of our stores, and in fact most retail associates will not see their roles change. Still, as part of standard regulatory practice, the merger is being reviewed by the U.S. Federal Trade Commission. We will provide you with more information about this process as it becomes available.

●            For our support offices and distribution centers, many decisions will not be made until after the merger is completed. In the months ahead, we will keep you updated and answer your questions as best we can.

●            Ahold and Delhaize Group recently announced that the shareholders of each company will hold separate meetings on March 14 to consider and vote on the merger proposal. Shareholder approval is a critical step and is necessary for the transaction to stay on track.

Successfully completing a merger of this size and complexity is challenging, and waiting for decisions and answers is never easy. I know the past few months have been especially busy, and I thank you for your dedication and support. I'm more confident than ever that the combination of Ahold and Delhaize Group is the right move for our business, and that it will drive our long-term success.

In the meantime, we are still separate companies and competitors, and I ask that you remain focused on best serving our customers, our communities and one another. Let's do everything we can to continue our strong start to the year as we build an exciting new future.

Sincerely,

Kevin Holt CEO Delhaize America

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

The transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.